ROOSEVELT & CROSS, INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31,2018







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-19363

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roosevelt and Cross, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Exchange Plaza / 55 Broadway
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Gilman (212) 504 - 9360
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 23rd Floor	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Gilman _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roosevelt and Cross, Incorporated _____ , as of December 31, _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MATTHEW J CAMPOLETTANO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CA6384904
Qualified in Suffolk County
My Commission Expires 12-24-2022

_____
Signature

_____
Chief Financial Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROOSEVELT & CROSS , INCORPORATED
FINANCIAL STATEMENTS
DECEMBER 31, 2018

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Roosevelt & Cross, Incorporated

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Roosevelt & Cross, Incorporated (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

WithumSmith+Brown, PC

February 26, 2019

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31 2018

ASSETS

Cash and cash equivalents	$ 681,267
Due from clearing broker	25,485
Receivables from joint accounts	358,128
Interest receivable - state and municipal government obligations	208,076
Securities owned, state and municipal government obligations at fair value	29,407,655
Options, at fair value	977
Clearing deposit and letter of credit	550,068
Prepaid expenses and other assets	406,604
Loans receivable - employees	15,850
Property and Equipment, at cost, less accumulated depreciation and amortization of $ 2,368,120	165,575
Deposits	10,307
Total assets	$ 31,829,992

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31 2018

LIABILITIES AND STOCKHOLDERS' EQUITY

Due to Clearing Broker	$ 8,247,405
Accrued expenses and taxes payable	599,332
Total liabilities	8,846,737
Commitments and Contingencies	
Stockholders' Equity	
Common stock, $10 par value; 500,000 shares authorized;	
145,834 shares issued and outstanding	1,458,340
Additional paid-in capital	16,538,779
Retained earnings	4,986,136
Total stockholders' equity	22,983,255
Total liabilities and stockholders' equity	$ 31,829,992

The accompanying notes are an integral part of these financial statements.

4

NOTE 1 - **NATURE OF OPERATIONS**

Roosevelt & Cross, Incorporated ("the Company"), founded in 1946, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Agency ("FINRA"), formerly the National Association of Securities Dealers, Inc. The Company is a leading senior manager of both negotiated and competitively sold bond issues in New York State, New Jersey, and the New England States.

The Company specializes in the origination, structuring, underwriting, trading and sale of tax-exempt issues sold in the Northeast. The Company's principal office is in New York City, with branch offices in Buffalo, NY, East Hartford, CT, Warren, NJ, Providence, RI and Boston, MA.

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which involve the application of accrual accounting; accordingly, the financial statements reflect all material receivables, payables, and other liabilities.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, consisting of money market fund investments and time deposits with original maturities of three months or less when acquired.

Securities Owned, State and Municipal Government Obligations

Investments in marketable debt securities owned and securities sold, not yet purchased, and are carried at fair value, with unrealized gains and/or losses recognized in the current earnings.

Fair Value

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

NOTE 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Due to Clearing Broker

The Company clears all of its brokerage transactions through a broker-dealer on a fully disclosed basis. Due to broker relates to obligations to the Company's clearing broker from a compilation of all securities activities.

Due From Clearing Broker

The Company has an option investment account at another Broker Dealer. Due From Clearing Broker represents the cash balance as of December 31, 2018.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Impairment of Long-Lived Assets

In accordance with FASB Accounting Standard Codification ("ASC") 360, long-lived assets, including property and equipment and intangible assets subject to amortization, are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss Is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Redemption of the Company's Common Stock

The Company issues and redeems its shares of common stock to its employees at their book value, which approximates fair value determined in accordance with the Stockholder Agreement. The sales proceeds of shares sold by an employee is applied first to its par value than to additional paid in capital equal to the amount credited at the time of purchase by the employee based on a first in first out basis and the balance of the redemption amount remaining, to retained earnings.

6

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC, Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligation in the contract, (c) determine the transactions price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments and interest income.

Significant judgments

Revenue from contracts with customers includes instances where the company acts as an underwriter for business and government entities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Underwriting Income

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. This includes management placement fees associated with certain underwritings. Underwriting income is earned from the sale of the securities from the underwriting. Underwriting fees and income are both built into the underwriting and is recorded once all the bonds are sold. The transactions represent one performance obligation, which is the sale of the bonds. The company recognizes its share of the revenue when all the securities are sold. The Company believes that this date is the appropriate point in time to recognize the revenue for securities underwriting transactions as there are no significant actions which the Company need to take subsequent to this date.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded.

There was no contract asset or liability balance at 1/1/2018 or 12/31/2018

Management Placement Fees Income

The fee income is related to certain underwritings where the Company is the lead underwriter. The fee is built into the underwriting at the time the underwriting is negotiated with the issuer. The fee is recorded when the underwriting is settled, after all the bonds are sold. The Company believes the performance obligation for providing management placement services is satisfied when the bonds are sold because the customer is receiving and consuming the benefits at that point.

Reimbursement Expense

Reimbursement expenses are expenses related to an underwriting where the company is the lead underwriter. When the underwriting is settled, the underwriting expenses are recorded as income. The Company is a principal for these transactions because the Company obtains control of these services and combines them as part of delivering on its performance obligation.

NOTE 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Income Taxes

The Company has elected to have its income taxed under Section 1362 (Sub-chapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the stockholders include their proportionate share of the Company's taxable income or loss on their individual income tax returns. Accordingly, no provision for federal or Regular state income taxes is reflected in the financial statement. However the Company is subject to New York City General Corporation Tax and various minimum state filing fees for which provision has been made.

The stockholders and members of the Company have concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The stockholders' conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2015 are no longer subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

NOTE 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

New Accounting Pronouncements

In February, 2016, FASB issued ASU 2016-02 – Leases. The new guidance provides that the lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The Company's lease be accounted for, both in the income statement and statement of cash flows, in a manner consistent with operating leases under existing GAAP. However, as it relates to the balance sheet, lessees will recognize lease liabilities based upon the present value of remaining lease payments and corresponding lease assets for operating leases with limited exception. The guidance will become effective on January 1, 2019. Early adoption is allowed. The Company has decided not to adopt early adoption. The Company has determined that ASU 2016-02 will have a material impact of approximately $700,000 to the Company's balance sheet.

NOTE 3 -   **RECEIVABLES FROM JOINT ACCOUNTS**

The Company acts as either the managing or co-managing underwriter of various underwriting issuances and subsequent sales of State and Municipal Obligations. The Company, as managing underwriter, enters the bid for the joint account and if awarded the bonds, maintains the records of the underwriting group. As managing underwriter, the Company purchases bonds from the issuer and in turn uses the bonds as collateral with their clearing broker for providing the funds. The securities held in the joint accounts are measured at fair value. See Note 5 for discussion of fair value measurements. At December 31, 2018, the amount advanced on behalf of joint account participants was $358,128.

ROOSEVELT & CROSS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 4 - **PROPERTY AND EQUIPMENT**

Major classes of property and equipment consist of the following:

	Estimated Useful life - Years	2018
Furniture and fixtures	7 - 10	$ 758,426
Equipment	7 - 10	733,456
Leasehold improvements	Term of lease	639,537
Computer Software	7 - 10	402,276
		2,533,695
Less: accumulated depreciation and amortization		2,368,120
Net property and equipment		$ 165,575

* The depreciation and amortization expense for the year ended December 31, 2018
Aggregated $112,419

NOTE 5 -   **FAIR VALUE MEASUREMENTS**

The Company accounts for marketable debt securities in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures". FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted observable quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Basis of Fair Value Measurement

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table presents by level, within the fair value hierarchy the Company's investment assets at fair value, as of December 31, 2018. As required by FASB ASC 820, investment assets are classified in their entirety based upon the lowest level of input that is significant to the fair value measurement.

Level 2 investment values are determined by supply and demand and the demand is driven by a myriad of factors some of which are credit rating, maturity, call or put features, sources of interest and principal payments and geopolitical risk. The values used by the Company for financial reporting purposes are based on management review of matrix pricing data which reflect

12

NOTE 5 -   **FAIR VALUE MEASUREMENTS** (Continued)

Basis of Fair Value Measurement (Continued)

the prices of bonds with similar interest rates, maturity and credit rating, and then make judgments based on that data along with assessment of the other factors above, not captured in matrix pricing, that affect the likely price that would be obtained upon sale.

Description	12/31/18	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
State and Municipal Government Obligations	$ 29,407,655		$ 29,407,655	
Options	977	977	0	
	29,408,632	977	29,407,655	
State and Municipal Government Obligations - on behalf of joint account participants	$ 358,128		$358,128	

Approximately 90% of the Company's customer basis is located at the northeast section of the United States of America. There were no transfers among Levels 1, 2, or 3 during the year

NOTE 6 -   **RELATED PARTY TRANSACTIONS**

The Company has loans receivable from two employees aggregating $15,850 as of December 31, 2018. All loans are payable on demand and interest is charged at 2% per annum.
In 2018 Employees purchased or sold the following company stock: 7,727 shares purchased and 41,520 shares sold.

NOTE 7 - **NET CAPITAL REQUIREMENTS**

As a registered municipal securities broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2018, the Company had net capital of $19,298,936 which exceeded the requirements by $19,048,936. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker. Per the clearing agreement, the Company should maintain at least $1,000,000 of net capital.

NOTE 8 - **ACCRUED EXPENSES AND TAXES PAYABLE**

Accrued expenses and taxes payable consist of the following:

Accrued clearing and interest	$198,291
Payable accrued SIPC fees	14,400
Accrued professional fees	130,000
Other accrued expenses	256,641
Total	$ 599,332

NOTE 9 - **CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of non-payment for a sale or non-receipt of security is reduced through the guarantees by the Depository Trust Clearing Corporation ("DTCC"). Credit risk involving transactions with non-DTCC eligible counter-parties are limited by Receive Versus Payments/Delivery Versus Payments clearance methods. The risk of default by an issuer of securities is limited by the Company's policy to review, as necessary, the credit standing of each issuing entity.

NOTE 9 -   **CONCENTRATION OF CREDIT RISK** (Continued)

Financial instruments that potentially subject the Company to concentrations of credit risk include unsecured cash. At December 31, 2018, the Company had cash deposits with one bank that is in excess of federally insured amounts by approximately $490,000.

NOTE 10 -   **OTHER RECEIVABLES**

At December 31, 2018, the Company had an open receivable in the amount of $4,190,110 for the State or Municipal bonds purchased and/or sold on a when-issued basis and not settled as of December 31, 2018. This amount is shown on the balance sheet as an offset against Due To Clearing Broker.

NOTE 11 -   **COMMITMENTS AND CONTINGENT LIABILITIES**

Operating Leases

The Company is obligated under various leases for office space located in Boston, MA, Providence, RI, East Hartford, CT, Warren, NJ, Buffalo, NY, and New York, NY. The leases range from one year to five years in duration.

The Company's future minimum lease commitments under real estate leases are as follows:

Year Ended December 31, 2018	
2019	$536,454
2020	173,246
2021	58,271
2022	9,640
	$ 777,611

Rent expense for the year ended December 31, 2018 amounted to $646,587

NOTE 11 - **COMMITMENTS AND CONTINGENT LIABILITIES** (Continued)

Profit Sharing Plan

The Company is the sponsor of a profit sharing plan for the benefit of its employees. Participants must be 21 years of age or older and have completed one year of service. All contributions are totally discretionary and are allocated based on a participant's eligible salary in ratio to total compensation of all eligible participants.

For the year ended December 31, 2018, the Company made a contribution of $174,802.

The Company also sponsors a 401(k) Profit Sharing Plan under Section 401(k) of the Internal Revenue Code, which provides tax-deferred salary deductions for eligible employees. Participants must be 21 years of age or older and have completed 1 year of service to be eligible to make voluntary contributions (not to exceed federally determined maximum allowable amount) to the plan. The Company may make contributions for a plan year designated as "qualified non elective contributions" and allocate them to non-highly compensated employees to help the plan pass one or more annually required Internal Revenue Code nondiscriminationtests.